UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Advocat Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007586100

(CUSIP Number)

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-7765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) constitutes the eighth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on May 20, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 28, 2011, Amendment No. 2 to Schedule 13D filed with the Commission on August 5, 2011, Amendment No. 3 to Schedule 13D filed with the Commission on August 15, 2011, Amendment No. 4 to Schedule 13D filed with the Commission on September 29, 2011, Amendment No. 5 to Schedule 13D filed with the Commission on November 22, 2011, Amendment No. 6 to Schedule 13D filed with the Commission on January 13, 2012 and Amendment No. 7 to Schedule 13D filed with the Commission on May 11, 2012 (“Amendment No. 7”). This Amendment No. 8 is being filed by the Reporting Persons to amend Item 4 and Item 7 below. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 7.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

On May 16, 2012, Covington issued an open letter to stockholders of the Issuer through a press release in response to the Issuer’s rejection of the Reporting Persons’ non-binding proposal to acquire all outstanding common shares of the Issuer for $8.50 per share in cash in a negotiated transaction. A copy of the press release is attached hereto as Exhibit I and is incorporated herein by reference. As described in more detail in the press release, Covington expressed extreme disappointment with the response of the Board on May 14, 2012.

Covington’s press release stated that the Issuer’s Board indicates the proposal is inadequate, but does not articulate how the Issuer’s strategic plan will achieve more value in the foreseeable future. Covington stated in the press release that all of the Issuer’s stockholders have a right to understand the clear basis for the Issuer’s determination of the inadequacy of the proposal.

Covington also mentioned that it believes the Issuer’s stock price will stay at or around the unaffected price based on the Issuer’s performance. As a result, Covington indicated that it does not understand how the Issuer can continue to refuse to engage in discussions regarding Covington’s proposal. Covington reiterated that the non-binding proposal of $8.50 per share offers a near 100% premium to the unaffected stock price and would finally allow the Issuer’s stockholders to achieve a return at a full and fair price and mitigates the substantial industry and execution risks facing the Issuer.

In concluding the press release, Covington urged fellow stockholders to express their dissatisfaction with the Board’s decision by encouraging fellow stockholders to call or write the Board and management urging them to engage in meaningful discussions with Covington regarding the proposal.

(Page 2 of 4 Pages)

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit I.             Press Release, dated May 16, 2012.

(Page 3 of 4 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 16, 2012

COVINGTON HEALTH GROUP, LLC*

By:	/s/ John E. McMullan
Name: John E. McMullan Title: Manager

CAMDEN REAL ESTATE COMPANY*

By:	/s/ John F. McMullan
Name: John F. McMullan Title: President

/s/ John E. McMullan*
John E. McMullan

/s/ John F. McMullan*
John F. McMullan

/s/ Joseph T. Watters, III*
Joseph T. Watters, III

* By Attorney-in-Fact, pursuant to Power of Attorney

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

(Page 4 of 4 Pages)

Exhibit I

NEWS RELEASE

For Immediate Release

Contact:

MacKenzie Partners, Inc.

Bob Marese

Mark Harnett

(800) 322-2885

COVINGTON INVESTMENTS ISSUES OPEN LETTER TO SHAREHOLDERS OF ADVOCAT

– RESPONDS TO COMPANY’S REJECTION OF ALL CASH OFFER OF $8.50 PER SHARE

ATLANTA, May 16, 2012 – Covington Investments, LLC (together with its affiliates (“Covington”)), today issued the following open letter to the shareholders of Advocat Inc. (NASDAQ: AVCA) (the “Company”) in response to the rejection by the Company’s Board of Directors of Covington’s proposal to purchase all common shares of Advocat for $8.50 per share in cash in a negotiated transaction:

Dear Fellow Shareholder:

We are extremely disappointed by the response of Advocat Inc.’s Board of Directors on May 14, 2012, rejecting our proposal to acquire all common stock of Advocat for $8.50 a share in cash. Just two business days after our letter and press release on May 11, 2012, the Advocat Board released a letter that says it has thoroughly evaluated Covington’s proposal and rejects it in favor of pursuing its own strategic plan. Advocat’s letter states that the Board takes its fiduciary responsibility seriously and has thoroughly reviewed our proposal, but it appears to us that the evaluation of Covington’s high premium offer was done without obtaining outside advice from an independent financial advisor.

Our proposed price of $8.50 a share represents almost a 100% premium to the unaffected share price and values Advocat at premium multiples compared to other publicly traded skilled nursing facility companies. We believe it is a compelling proposal. Advocat’s Board indicates our offer is inadequate, but does not articulate how its strategic plan (which, as indicated in the Attachment to this letter, has not significantly evolved in years) will achieve more value in the foreseeable future. As shareholders, you have a right to understand the clear basis for the Board’s determination of the inadequacy of our offer.

Advocat also indicates its stock is undervalued. We believe that the unaffected stock price reflects the uncertainty of Advocat’s strategic plan and that, in the absence of our offer, it will stay at or around the unaffected price based on the Company’s performance. We are offering a near 100% premium to the unaffected price to finally allow shareholders to achieve a return at a full and fair price. One need only look at a stock chart to recognize the shares have not appreciated in value and have traded in a fairly tight range for the last several years in spite of the strategic plan referenced by the Company. Our offer also eliminates the substantial industry and strategic execution risks facing the Company.

Advocat in its letter states that its strategic initiatives and investments will generate value that “will be realized over the next several years.” We disagree. These strategic initiatives have been discussed by the Company in its quarterly earnings calls and SEC filings for the past several years. However, recent quarterly earnings do not show any track record of significant improvement. Moreover, the Company’s own proxy statement filed on April 30, 2012, points to declining financial goals in terms of setting the bar for executive compensation. Specifically, the proxy states that 40% of the bonus for executive officers is based on operating income performance. It then states that the budgeted operating income, as adjusted, for 2012 is $9,299,000. This compares to the budgeted operating income in the 2011 proxy for determining executive bonuses of $11,556,000, a 20% decrease. Actual operating income, as adjusted, for 2011 was $6,127,000. How long must shareholders wait for things to improve such that value in excess of $8.50 a share is created for shareholders? And why should shareholders accept operating income levels for determining bonuses that actually decrease? The Company appears to be aiming lower not higher.

Rather than seeking independent shareholder input on our proposal, Advocat put forward that the opinions of its Chairman and Vice Chairman of the Board “serve as useful proxies for the views of many of [Advocat’s] shareholders.” We think it is important that the Board consider what is in the interests of all shareholders, not just “two of [its] significant shareholders” who have financial interests as directors that are not the same as the other shareholders. Moreover, contrary to the Company’s assertion, the objection of these shareholders is not determinative of the successful conclusion of a negotiated merger transaction, and should not be a legitimate reason to support a decision not to engage with us. We do not understand how the Board can put a “not for sale” sign on the Company, especially in the face of an offer with such a significant premium relative to the Company’s strategic plan which simply has not materialized.

In its letter, Advocat implies that it has engaged with Covington by referring to a meeting with two directors solely “in their capacity as significant shareholders” of the Company. However, they did not say anything or ask questions at this meeting. In our view, a one-sided conversation does not amount to engaging with us, and we remain perplexed at the Company’s continuing refusal to do so.

Please join us in expressing your dissatisfaction with the Advocat Board’s decision. Specifically, we encourage you to call or write the directors and management urging them to engage in meaningful discussions with Covington regarding our proposal. As stated previously, we remain interested in a mutually agreeable and negotiated transaction. The contact details are:

Advocat Inc.

1621 Galleria Boulevard

Brentwood, TN 37027-2926

Ph: (615) 771-7575

Fax: (615) 771-7409

It is clearly in the interests of all shareholders for the Board to take prompt action to allow shareholders to realize compelling value for their shares now.

Sincerely,

/s/ John E. McMullan

John E. McMullan

President

Covington Investments, LLC

About Covington Investments, LLC

Covington’s affiliates own and operate continuing care retirement communities offering skilled nursing, assisted living, independent living and home health services in Florida, Ohio, and Tennessee. The Companies’ combined campuses comprise over 1,000 skilled nursing and assisted living beds as well as nearly 600 independent living units.

# # #

ATTACHMENT TO COVINGTON’S LETTER TO ADVOCAT SHAREHOLDERS – MAY 14, 2012

Event	Closing Stock Price Per Share Before Earnings Announcement	Strategic Initiatives as Quoted by CEO
1Q12 Press Release	$4.71	“We remain focused on the implementation of our growth strategy, which centers on enhancing our high acuity patient care services, modernizing our facilities, and prudently expanding our facility portfolio.”
4Q11 Press Release	$5.96	“As we enter 2012, we are focused on the implementation of our growth strategy which centers on enhancing our high acuity patient care services, modernizing our facilities, and achieving the benefits from our recently completed implementation of electronic medical records in all of our facilities.”
3Q11 Earnings Call	$6.32	“Now I’d like to provide a more specific update on our strategic operating initiatives. Fundamentally, our goals are to improve our high acuity patient care services, grow our skilled mix and occupancy, and thus improve the financial return to our stakeholders. The four focus areas include; number one, additional skilled nursing and rehab personnel; two, intensify our sales and marketing efforts; number three, completion of our EMR deployment; and finally, the acceleration of our facility renovations.”
2Q11 Earnings Call	$5.63	“Now I turn to an update on our operating initiatives to improve our high acuity patient care capabilities and grow our skilled mix and occupancy. The four focus areas include additional skilled nursing and rehabilitation personnel; intensified marketing efforts; EMR deployment; and the acceleration of renovations.”
1Q11 Earnings Call	$6.24	“I will provide an update on our operating initiatives to improve our high-acuity patient care capabilities and grow our skilled mix and occupancy. The four focus areas include additional skilled nursing and rehabilitation personnel; intensified marketing efforts; EMR deployment; and the acceleration of renovations.”
4Q10 Press Release	$5.31	“Our accelerated investment in technology, people and training is not only improving our performance in every key measurement but also is building the foundation for higher future returns. In all of our 46 centers we have opportunities to increase occupancy rates and/or raise the percentage of patient acuity levels. We can accomplish these objectives by attracting more skilled nurses and therapists as well as upgrading facilities and investing in electronic medical records.”
3Q10 Press Release	$5.28	“During the period, we also invested in building for the future, completing two renovations during the quarter… We recently completed a thorough long-term planning session aimed at laying the ground work for improving our high acuity service offerings. One of the key aspects of that plan, the rollout of our electronic medical records project, is already underway. We are making significant investments in this initiative in 2010 and 2011 averaging $130,000 per facility. The initial pilot tests confirmed that this system is a key factor for improving patient care.”

2Q10 Earnings Call	$4.55	“It has been a very successful first half of 2010 with continued focus on our key initiatives, including continuing the facility renovation projects, improving our quality census, improving our patient acuity mix, containing costs, revising the company’s web site, implementing strategies intended to achieve a long-term reduction in professional liability exposure, considering acquisitions and other strategic growth opportunities, especially for homes in our existing footprint.”
1Q10 Earnings Call	$5.84	“We have entered 2010 with a great start and a keen focus on our key initiatives by continuing to improve our facility renovations, improving our quality census, improving our patient acuity mix, containing costs, reviewing and revising the company’s website, implementing strategies intended to achieve a long-term reduction in professional liability exposure and considering acquisitions and other strategic growth opportunities.”
4Q09 Earnings Call	$6.30 November 2009 last time stock traded above $8.50	“As we look forward to 2010, key initiatives include: continue the facility renovation projects, improve our quality census, improve our patient acuity mix, cost containment, review and revise the Company’s website, implement strategies intended to achieve a long-term reduction in professional liability exposure, consider acquisitions and other strategic growth opportunities.”
3Q09 Earnings Call	$7.62	“As we continue 2009, key initiatives include continuing the facility renovation projects, improving our quality census, including increased Medicare days, improving our patient acuity mix, cost containment, pursuit of acquisitions and other strategic growth opportunities, implementing strategies intended to achieve a long-term reduction in professional liability exposure.”
2Q09 Earnings Call	$3.09	“As we continue 2009, key initiatives include: continuing the facility renovation projects and opening our new Paris, Texas facility; improving our quality census including increased Medicare patient days; improving our patient acuity mix; cost containment; pursuit of development and strategic growth opportunities; implementing strategies intended to achieve the long-term reduction in professional liability exposure.”
1Q09 Earnings Call	$2.60	“As we continue 2009, key initiatives include continuing the facility renovation projects; continuing to improve quality census, including increased Medicare patient days; continuing to improve our patient acuity mix; cost containment; pursuit of acquisitions and other strategic growth opportunities; and implementing strategies intended to achieve a long-term reduction in professional liability exposure.”
4Q08 Earnings Call	$2.10	“As we look to 2009, our key initiatives include, continuing the facility renovation projects, improving our quality census, including increased Medicare patient days, improving our patient acuity mix, redoubling our efforts to return the New Texas Facilities to the financial performance they experienced before they entered Chapter 11 prior to our acquisition, cost containment, pursuit of acquisitions, and other strategic growth opportunities.”